July 16, 2009

Mr. Michael R. Clampitt

Ms. Allicia Lam

Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

RE:	Form S-4 for 1st Financial Services Corporation
Commission File No. 333-158963
Our File 031133-00072

Dear Mr. Clampitt and Ms. Lam:

We greatly appreciate your comments, and offer the following responses. For ease of reference, we have restated your headings and each comment to which we respond.

Form S-4

General

1.	Please remove the second sentence of the preamble to the prospectus summary and the second sentence of the preamble to the section, “The Merger” on page 40.

Response: We have made these changes.

Background of the Merger, Page 40

2.	We note your response to our comment 11. However, we do not believe that the first paragraph under “Background of the Merger” sufficiently provides the method of selection of FIG as a financial advisor in connection with the merger. Please revise your disclosure to provide the connection between the existing relationship of AB&T and FIG and the method of selection of FIG as a financial advisor to AB&T.

Response: Please review the addition on page 46 to the first paragraph under the heading for the Opinion of FIG Partners.

Mr. Michael R. Clampitt

Ms. Allicia Lam

July 16, 2009

Market and Dividend Information, page 69

3.	We note your response to our comments 17 and 18. Please revise your disclosure to indicate, if applicable, that over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See Item 201(a)(1)(iii) of Regulation S-K.

Response: Thank you for pointing this out. We have added this language.

Beneficial Ownership of Capital Stock, page 137

4.	We note your response to our comment 22. For Franklin Mutual Advisors, LLC, please provide the name of the natural person who has voting power/investment control over the securities as a beneficial owner or as the person with dispositive powers.

Response: As discussed with Ms. Lam, the Schedule 13G filed by Franklin Mutual Advisors, LLC states that its investment management contracts give it all investment and voting power over the AB&T securities, and that beneficial ownership should be attributed to Franklin Mutual Advisors, LLC alone because it exercises voting and investment powers independently of its principal shareholders.

Exhibit 5.01

5.	We note your response to our comment 28. However, we note that in the second to last paragraph of the legality opinion, you state that the opinions expressed herein are limited to matters expressly stated herein and, except as otherwise expressly specified herein, to matters in existence as of the date hereof. You must opine upon the legality of the securities as of the date of effectiveness. Please revise.

Response: Please see the new opinion.

In connection with the foregoing responses, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

Ms. Allicia Lam

July 16, 2009

Thank you for providing these comments. We will happy to discuss any matter that is unclear. Please let our counsel, Knox Proctor, know if we can answer any other questions or if you have further comments.

Yours very truly,

/s/ Roger A. Mobley

Roger A. Mobley

Chief Financial Officer

ND: 4849-8062-5156, v. 1

Enclosure

cc:	Knox Proctor, Ward and Smith, P.A.

Todd Eveson, Gaeta & Eveson, P.A.